Exhibit 32.3

POPE RESOURCES
INCENTIVE COMPENSATION PROGRAM SUMMARY
October 2010

GENERAL PROGRAM INFORMATION

In 2010 Pope Resources (“POPE”) implemented a new incentive compensation program (the “Program”) to reward selected management employees who provide services to POPE and certain related entities for performance that builds long-term unitholder value.  While POPE had a previous incentive compensation program that was also focused on building long-term unitholder value, this new Program improves both transparency and alignment with POPE’s unitholders, while simplifying the administration of the Program.

POPE’s Managing General Partner, Pope MGP, Inc. (the “General Partner”), intends that the Program be continuing and permanent for participants but can suspend and or terminate the Program at any time, as long as previously earned awards are not forfeited.   The Human Resources Committee of the Board of Directors of the General Partner (the “HR Committee”) will act as the manager of the Program and, as such, has the authority, in its discretion, to determine all matters relating to Awards to be granted hereunder.  With respect to the Program, the HR Committee has the sole authority to interpret its provisions and any applicable rule or regulation. The HR Committee’s interpretation shall be conclusive and binding on all interested parties.  It is anticipated that the HR Committee will present Awards to participants in individualized annual letters that spell out POPE’s obligations and participant’s rights under the Award.  Subsequent to the grant of any Award, however, the HR Committee may not unilaterally modify any of a participant’s rights under previously tendered Award letters, except as spelled out in the Award letter.

The Program has two components – the Performance Restricted Unit (“PRU”) plan and the Long-Term Incentive Plan (“LTIP”).  Both components have a long-term emphasis, with the PRU plan focused on annual decision making and performance, and the LTIP focused on 3-year performance of POPE’s publicly traded units relative to a group of peer companies to be determined at the beginning of each plan cycle.  The Program was developed after considerable deliberation by the HR Committee and its compensation consultant.  This Program is unusual in its exclusive emphasis on long-term decision making.  The HR Committee believes this focus is appropriate for the nature of POPE’s assets and for strengthening the alignment with unitholders.  Each of these two Program components is described in more detail below.  Participants in the Program may obtain additional information about the Program from either POPE’s CEO or CFO.

PERFORMANCE RESTRICTED UNIT PLAN (“PRU”)
Key Design Features of PRU
●	The sum of target awards for participants will form a target award pool with the initial target awards (starting in 2010) set at:
	o	6,000 PRU’s for the CEO
	o	20,000 PRU’s for all other plan participants combined
	o	The pool may be adjusted upward or downward if participants move in or out of the plan during the year

●	PRU targets will generally be held constant over time, and recalibrated only infrequently based on significant capital or talent market changes
●	Most participants will earn 100% of PRU targets most years, however, participants will earn:
	o	0% when a notable negative situation occurs due to either:
		■	Poor decisions and/or performance which leave POPE vulnerable to erosion of long-term value (internal factors), or
		■	Financial challenges, despite good decisions, that put POPE in a vulnerable position (external factors)
	o	Up to 200% only when exceptional value has been added, which is directly attributable to game-changing ideas generated and/or implemented by an individual or group of individuals

Mechanics of the PRU
●	Immediately following the end of each year:
	o	The HR Committee will determine:
■ The size of the PRU pool based on their assessment of the quality of decision-making and performance for the year
■
If there are any game changer events that merit a special award for either individuals or groups and, if so, decide who to make awards to and in what amount and form (up to 1x each individual’s target PRU grant paid either in POPE units or cash)

	o	Each participant’s award is converted into a value based on a 60-trading-day (ending at December 31) average POPE unit price with actual award values fluctuating from year to year with the unit price
●	Some participants will receive their payout entirely in POPE restricted units, some entirely in cash and others a blend of the two with the mix predetermined by participant position
●	PRUs that are paid in POPE units will vest 25% per year over 4 years
●	For PRUs paid in POPE units, a grant agreement executed by POPE and the participant will set forth the terms and conditions of vesting

Specific drivers of PRU grants by business unit
The determination of PRU grants to individuals within each business unit will reference different metrics for gauging performance across POPE’s business lines. The following is a summary of those key metrics grouped by business unit:

Corporate   Increase in net asset value, debt-to-total-capital ratio, working capital optimization, growth in distributions, profit, and free cash flow.

Fee Timber   Allowable cut, stumpage realizations ($ per MBF), cost/MBF harvested (harvest, haul and other), SFI audit results, and segment free cash flow.

TM&C   Total committed (and not placed) capital at end of year, capital placed during year, cumulative assets under management, IRR of funds, and operating income for segment.

Real Estate   Estimated impact of entitlements and/or land improvements on market value, sales price as a percent of book value, and segment free cash flow.

Participants in the PRU
Participants in the PRU include the following: CEO and direct management reports, Tree Farm Managers, Acquisitions Manager, Planning Manager, Investment Analyst, VP OPG, Gig Harbor and Port Gamble Project Managers, Port Gamble Property Manager, Controller, Financial Reporting Manager, and IT Manager.  As titles and/or job descriptions change, this list of participants may be modified by the HR Committee.

3-YEAR CASH LONG-TERM INCENTIVE PLAN (“LTIP”)

Key Design Features of the LTIP
●
POPE’s total shareholder return (TSR) is calculated for rolling 3-year increments starting with the period 2008 – 2010 and each succeeding year the TSR for POPE is calculated for the next 3-year period (2009 - 2011, 2010 – 2012, et seq.)

●
Essentially, TSR is a computation that measures unit price appreciation over the relevant return period (in this case, three years) and factors in unitholder distributions as an additional component of return

●	The beginning and end-of-period unit price used to calculate POPE’s TSR is a 60-trading-day average unit price as of each of those dates
●
POPE’s TSR is then compared to the TSR’s of a group of “peer” companies, identified at the beginning of each performance cycle, for the same period, each calculated in the same way as POPE, using a 60-trading-day average share price as of the beginning and end of the period

●
The  peer companies for the 2008-10 2009-11 and 2010-12 periods (with trading symbols so indicated) include a mix of timber REITs, other forest products, real estate, agriculture, and metals & mining as detailed below:

Forest Products	Real Estate	Agriculture	Metals & Mining
Deltic (DEL)	Amer. Realty Inv. (ARL)	Alico (ALCO)	China Direct (CDII)
Plum Creek (PCL)	Amer. Spectrum (AQQ)	Griffin Land (GRIF)	Jaguar Mining (JAG)
Potlatch (PCH)	Avatar Holdings (AVTR)	Limoneira (LMNR)	Royal Gold (RGLD)
Rayonier (RYN)	EastGroup Properties (EGP)
St. Joe (JOE)	First Potomac (FPO)
Weyerhaeuser (WY)	InterGroup Corp. (INTG)
Maui Land & Pineapple (MLP)
Monmouth RE Investment (MNR)
NTS Realty (NLP)
Tejon Ranch (TRC)
Thomas Properties Group (TPGI)

●	POPE’s TSR is expressed as a percentile of the range of TSRs within the other peer companies with “target performance level” pegged at the 50th percentile
●	At target performance (50th percentile) the LTIP award payout is 100% of target
●	Maximum LTIP award payout of 200% of target for any single 3-year performance period is reached if POPE’s relative TSR is at the 80th percentile or higher
●	Below the 20th percentile, there is no LTIP award payout
●	If POPE’s relative TSR ranking vs. the peer group is between the 20th and 80th percentiles, the award payout is derived by interpolation between discrete points on the 0-200% of target payout
●	The target LTIP award for each year is expressed in a cash amount that varies by participant
●	Awards, if performance warrants, will be paid out in cash early in the year following the close of each 3-year performance cycle
●	Award levels may be altered by +/- 20% at the discretion of the HR Committee

Participants in the LTIP
Participation in the LTIP is comprised of the CEO and his direct management reports.

PARTICPANTS ENTERING AND EXITING THE PRU AND THE LTIP

The following table outlines the treatment for varying entries and exits to the incentive plans.

Situation	PRU (1)	LTIP

General conditions for awards	Participant needs to be employed by POPE through the last day of the calendar year and be an employee in good standing in order to receive an award (except as provided below)	Participant needs to be employed by POPE through the last day of the performance cycle and be an employee in good standing in order to receive an award (except as provided below)

New hire
- If person joins prior to September 30, participant receives a pro-rated annual PRU award opportunity
- If person joins after September 30, participant receives PRU award opportunity when next year begins

- If person joins prior to September 30, participant receives a pro-rated award opportunity for percentage of year employed for current cycle
- If person joins after September 30, participant will receive an award opportunity for cycle which begins in following year (2)

Promotion into plan	Same as new hire	Same as new hire

Demotion out of plan	HR Committee may make a downward adjustment to annual PRU award on a subjective basis at year-end	Participant’s cash opportunity is pro-rated for time in eligible position

Termination for normal retirement	PRU award at end of year is pro-rated for time served, with any PRU grant delivered in units vesting immediately upon grant	Participant’s cash opportunity is pro-rated for time in performance cycle

Voluntary termination	Participant forfeits PRU award opportunity	Participant forfeits cash opportunity

Involuntary termination for cause (including non-performance)	Participant forfeits PRU award opportunity	Participant forfeits cash opportunity

Change in control (CIC)
- No change if plan is continued and participant is not terminated within one year of the CIC
- If plan is discontinued and/or if participant is terminated within one year of the CIC, the participant earns target PRU award and immediately vests in all outstanding PRU grants
- No gross ups

- No change if plan is continued and participant is not terminated within one year of the CIC
- If plan is discontinued and/or if participant is terminated within one year of the CIC, the participant is paid cash award at accrued performance level at time of termination, prorated for length of cycle completed
- No gross ups

Leave of absence	PRU grant can be prorated for time on leave during each year at discretion of HR Committee or CEO	Participant’s cash opportunity is prorated for time on leave during cycle, as long as participant is in cycle for at least two of the three years; otherwise forfeited

Death	Prorated PRU award is paid to estate at time of death, based on most recent quarter-end unit price	Prorated cash award is paid to estate at time of death, based on accrued relative TSR performance through most recently competed quarter

Termination due to permanent disability	-Prorated PRU award paid based on year-end unit price - Payout occurs at normal time at end of year	-Participant’s cash opportunity is prorated for time served during cycle - Payout occurs at normal time at end of cycle

(1)	Once PRUs are granted, any grants of restricted units will vest 25% per year on the anniversary date of the grant
(2)	In select situation, RUs may be granted as part of recruitment package to recognize that participant will only be eligible for performance cycles that begin in the year of hire

FEDERAL INCOME TAX CONSEQUENCES

As discussed above, Awards paid under the Program may be in the form of cash and/or POPE units. Cash awards are taxable upon receipt and the participant’s employer will withhold the appropriate taxes from any cash compensation so due.

Grants of POPE units as part of the PRU will be subject to a vesting schedule and, as such, the tax consequences are delayed until the units vest, at which time the fair market value of the vested units (determined at the time of vesting) constitutes taxable income to the recipient.  The HR Committee will institute procedures to ensure that sufficient funds are available for POPE (or the participant’s employer) to satisfy its tax withholding obligations.

Recipients of unit grants will receive distributions paid by POPE in connection with the units.  Distributions paid in connection with unvested units will be paid to the participant and treated as compensation, taxed at ordinary income rates and subject to income tax withholding.  When the participant satisfies the applicable vesting schedule, from that point forward distributions in connection with the units will have the same treatment as that afforded to other limited partners receiving distributions.

CLAWBACKS

The HR Committee acknowledges that POPE’s incentive compensation program will be subject to the clawback provisions of the recently passed Dodd-Frank Act. Given the current uncertainty about how the provisions of the Dodd-Frank Act will be applied and interpreted, the Committee elects to wait and define how it will administer clawback provisions until such time as there is greater clarity around this subject. In the meantime, the HR Committee reserves the right and option to require the return of incentive compensation paid pursuant to this program in any instances of employee misconduct or a restatement of the company financial reports affecting the calculation of the payout amounts and whenever the Committee determines, in its discretion and judgment, that clawback of prior payments is appropriate, just, and equitable under the circumstances.